                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from      to

     Commission file number 333-37959

A.   Full title of the plan:

                      RCN SAVINGS & STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                RCN CORPORATION
                              105 Carnegie Center
                          Princeton, New Jersey 08540

RCN Corporation
RCN Savings & Stock Ownership Plan
Table of Contents
December 31, 1999 and 1998
-------------------------------------------------------------------------------

                                                                       Pages
                                                                       -----


Report of Independent Accountants                                          1

Financial Statements:
 Statements of Net Assets Available for Benefits                           2
 Statement of Changes in Net Assets Available for Benefits                 3
 Notes to Financial Statements                                          4-10

Supplemental Schedules:
 Schedule H Item 4(i)* -Assets Held for Investment Purposes               11

 Schedule H Item 4(j)* -Reportable Transactions                           12



          *Refer to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan periods ended December 31, 1999, which items are incorporated herein by reference

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of RCN Savings & Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RCN Savings & Stock Ownership Plan (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


June 28, 2000

RCN Corporation
RCN Savings & Stock Ownership Plan
Statement of Net Assets Available for Benefits
December 31, 1999 and 1998
------------------------------------------------------------------------

                                        1999          1998

Investments (see Note 4)            $37,270,594   $17,739,945
Receivables:
   Employer contributions                88,682       104,016
   Participant contributions            279,382       228,463
   Dividends                             23,560          --
                                    -----------   -----------

Net assets available for benefits   $37,662,218   $18,072,424
                                    ===========   ===========


                     The accompanying notes are an integral
                        part of the financial statements

RCN Corporation
RCN Savings & Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 1999
------------------------------------------------------------------------


Additions:
 Employer contributions                                       $ 2,900,236
 Participant contributions                                      5,652,385
 Interest                                                          47,124
 Dividends                                                        887,086
 Net appreciation in fair value of investments (see Note 4)    14,338,550
                                                              -----------
            Total additions                                    23,825,381
                                                              -----------


Deductions:
 Benefits paid to participants                                  4,217,292
 Administrative fees                                                6,300
 Transfer of assets to other plans                                 11,995
                                                              -----------
            Total deductions                                    4,235,587
                                                              -----------

Increase in net assets available for benefits                  19,589,794

Net assets available for benefits:
 Beginning of year                                             18,072,424
                                                              -----------

 End of year                                                  $37,662,218
                                                              ===========


                     The accompanying notes are an integral
                        part of the financial statements.

RCN Corporation
RCN Savings & Stock Ownership Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

1.DESCRIPTION OF PLAN

  The following brief description of RCN Savings and Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  GENERAL
  The Plan, established on October 1, 1997, is a defined contribution plan covering substantially all employees of RCN Corporation and its subsidiaries (the "Company") who have attained the age of twenty-one and have three months of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

  CONTRIBUTIONS
  Participants in the Plan may contribute between 1% and 15% of their annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes on behalf of each participant an amount not to exceed 100% of the first 3.5% of the participant's compensation. All Company contributions are used to purchase common stock of RCN. Contributions are subject to certain limitations.

  Participants may change salary deferral elections as of each of the following entry dates (January 1, April 1, July 1 and October 1). Participants may change investment elections on a daily basis, subject to limitations on RCN stock.

  PARTICIPANT'S ACCOUNT
  Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

  VESTING
  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

  PLAN BENEFITS
  On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution if the value of the participant's account is less than or equal to $5,000. If the value of the participant's account is greater than $5,000 and the participant rolled over money from a qualified plan, the participant may elect to have their benefit paid out in an annuity.

  A participant may elect to have the lump-sum distribution paid in cash or RCN Corporation common stock. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

RCN Corporation
RCN Savings & Stock Ownership Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

  Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

  PARTICIPANT LOANS
  Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000, subject to a minimum of $1,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is 30 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one basis point. Principal and interest is paid ratably through monthly payroll deductions.

  FORFEITURED ACCOUNTS
  At December 31, 1999, forfeited nonvested accounts totaled $222,235. These accounts will be used to reduce future employer contributions. Also, in 1999, there were no forfeitures used to reduce employer contributions.


2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF ACCOUNTING
  The financial statements of the Plan are prepared under the accrual method of accounting.

  INVESTMENT VALUATION AND INCOME RECOGNITION
  The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  INVESTMENTS IN COMMON COLLECTIVE TRUST
  The Merrill Lynch Retirement Preservation Trust Fund (the "Trust Fund") invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

RCN Corporation
RCN Savings & Stock Ownership Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------


  The Trust Fund's investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan's trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 1999 and 1998 is $2,166,691 and $1,640,716, respectively.

  The average yield and crediting interest rates were approximately 6 percent for the years ended December 31, 1999 and 1998.

  EXPENSES OF THE PLAN
  Fees and other costs incurred are paid by the Plan, then allocated to each investment fund.

  BENEFIT PAYMENTS
  Benefits are recorded when paid.

  USE OF ESTIMATES
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  RISKS AND UNCERTAINTIES
  The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

RCN Corporation
RCN Savings & Stock Ownership Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

3.INVESTMENT OPTIONS

  The investment options of the Plan are as follows:

  MERRILL LYNCH RETIREMENT PRESERVATION TRUST FUND
  This Merrill Lynch Trust account is made up primarily of guaranteed investment contracts generally issued by an insurance company or a bank returning guaranteed principal and interest to the fund. A lesser portion of the fund is composed of high-quality money market investments.

  MERRILL LYNCH S&P 500 INDEX FUND
  This Merrill Lynch Fund seeks to provide investment results that replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index). The fund generally allocates its investments among common stocks in approximately the same weightings as the S&P 500 Index.

  MERRILL LYNCH GROWTH FUND
  This Merrill Lynch Fund provides for a return on investment based on the performance of equity securities comprising the fund.

  MERRILL LYNCH CAPITAL FUND
  This Merrill Lynch Fund provides for a return on investment based on the performance of a balanced investment in equity, debt, convertible, and money market securities.

  MERRILL LYNCH BASIC VALUE FUND
  This Merrill Lynch Fund invests primarily in stocks that appear undervalued, especially those selling at a discount from book value or at low price/earnings ratios. The investment goal is capital appreciation.

  MERRILL LYNCH CORPORATE BOND FUND
  This Merrill Lynch Fund provides for a return on investment based on the performance of investment grade fixed income securities comprising the fund.

  DREYFUS PREMIUM WORLDWIDE GROWTH FUND
  This Dreyfus Fund invests primarily in equity securities of large capitalization multinational corporations. The investment goal of the fund is long-term growth.

  VAN KAMPEN AMERICAN VALUE FUND
  This Van Kampen Fund invests primarily in stocks of small- and mid-cap companies which it believes are temporarily undervalued. The Fund seeks to capitalize on the potential appreciation of the companies it believes are undervalued.

  VAN KAMPEN AMERICAN EMERGING GROWTH FUND
  This Van Kampen Fund invests primarily in the stocks of emerging mid-cap companies that have significant growth potential. The objective of the Fund is long-term capital appreciation.

RCN Corporation
RCN Savings & Stock Ownership Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

  PIMCO HIGH YIELD FUND
  This PIMCO Fund invests in fixed income securities of companies in the upper and middle credit quality tiers of the high yield market. By focusing on better quality high yield investments, the fund seeks to reduce exposure to more risky high yield bonds without sacrificing return potential.

  ALLIANCE QUASAR FUND
  This Alliance Fund invests in widely diversified portfolios of equity securities spread among many industries that offer the possibility of above-average earnings growth.

  IVY INTERNATIONAL FUND
  This Ivy Mackenzie Fund invests primarily in stocks of European, Pacific Basin and South American Markets. The investment goal is long-term capital appreciation.

  MASS INVESTORS GROWTH FUND
  This MFS Fund invests in equity securities of companies believed to have better-than-average long-term growth potential. The objective of the fund is to seek long-term growth of capital and future income rather than current income.

  RCN COMMON STOCK
  Monies invested in this fund are used to purchase common stock of RCN Corporation.

  LOAN FUND
  The Fund represents the outstanding principal balance for all participant loans.


4. INVESTMENTS

  The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                            December 31
                                                    ---------------------------
                                                       1999             1998
Investments at fair value:
   Merrill Lynch Retirement Preservation Trust     $ 2,166,691      $ 1,640,716
   Merrill Lynch Growth Fund                         2,792,961        2,040,109
   Merrill Lynch Capital Fund                        2,071,335        1,974,598
   Merrill Lynch Basic Value Fund                    3,424,330        2,813,215
   Shares of RCN Common Stock*                      21,506,640        7,464,212

RCN Corporation
RCN Savings & Stock Ownership Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------


  During 1999, the Plan's investments, including gains and losses on investments sold, as well as held during the year, appreciated in value by $14,338,550 as follows:

  Merrill Lynch Retirement Preservation Trust                     $        634
  Merrill Lynch S&P 500 Index Fund                                      32,077
  Merrill Lynch Growth Fund                                            578,095
  Merrill Lynch Capital Fund                                          (133,564)
  Merrill Lynch Basic Value Fund                                        (2,443)
  Merrill Lynch Corporate Bond Fund                                    (26,044)
  Dreyfus Premium Worldwide Growth Fund                                 22,005
  Van Kampen American Value Fund                                         8,508
  Van Kampen Emerging Growth Fund                                      230,654
  PIMCO High Yield Fund                                                   (552)
  Alliance Quasar Fund                                                  69,788
  Ivy International Fund                                               103,841
  Mass Investors Growth Stock Fund                                      71,143
  Shares of RCN Common Stock*                                       13,384,408
                                                                  ------------

                                                                  $ 14,338,550
                                                                  ============
*Participant and Nonparticipant directed

5. NONPARTICIPANT DIRECTED INVESTMENTS

  Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:


                                                             December 31,
                                                        1999            1998

Net assets:
   RCN Common Stock                                 $11,545,261     $ 3,391,657
                                                    -----------     -----------
Changes in net assets:
   Contributions                                                      2,900,105
   Net appreciation in fair value of investments                      7,137,116
   Benefits paid to participants                                     (1,570,752)
   Administrative fees                                                   (1,571)
   Interfund transfers                                                 (311,294)
                                                                    -----------
                                                                    $ 8,153,604
                                                                    ===========

6. PLAN TERMINATION

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

RCN Corporation
RCN Savings & Stock Ownership Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------


7.RELATED PARTY TRANSACTIONS

  Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $6,300 for the year ended December 31, 1999.

  As described in Note 1, participants may choose to purchase common stock of RCN Corporation, the Plan Sponsor. During 1999, purchases of $7,235,863 were made, and proceeds of $5,268,126 were received from sales of RCN Corporation's common stock.

8.TAX STATUS

  The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

RCN Corporation
RCN Savings & Stock Ownership Plan
Schedule H Item 4(i) - Assets Held for Investment Purposes
December 31, 1999
------------------------------------------------------------------------------

                   (b)                                          (c)                                    (d)              (e)
(a)         Identity of Issue                           Description of Asset                          Cost        Current Value

  *    Merrill Lynch             Merrill Lynch Retirement Preservation Trust                         $ 2,166,737       $ 2,166,691
                                 Merrill Lynch S&P 500 Index Fund                                        440,140           471,837
                                 Merrill Lynch Growth Fund                                             2,546,886         2,792,961
                                 Merrill Lynch Capital Fund                                            2,172,684         2,071,335
                                 Merrill Lynch Basic Value Fund                                        3,293,062         3,424,330
                                 Merrill Lynch Corporate Bond Fund                                       537,492           517,914
                                 Dreyfus Premium Worldwide Growth Fund                                   180,771           199,517
                                 Van Kampen American Value Fund                                          215,724           225,247
                                 Van Kampen Emerging Growth Fund                                         609,440           838,938
                                 PIMCO High Yield Fund                                                    80,918            80,365
                                 Alliance Quasar Fund                                                    535,900           584,357
                                 Ivy International Fund                                                  745,015           823,840
                                 Mass Investors Growth Stock Fund                                        491,601           562,578

  *    RCN Common Stock          Shares of RCN Common Stock                                            9,963,213        21,506,640

  *    Paticipants' Notes        Participants' loans with interest rates from 7.75% to 9.50%
                                    with maturity dates from 2000 to 2028                                  --            1,004,044
                                                                                                     -----------       -----------

                                 Total                                                               $23,979,583       $37,270,594
                                                                                                     -----------       -----------


*Party-in-interest

RCN Corporation
RCN Savings & Stock Ownership Plan
Schedule H Item (j) - Reportable Transactions
For the year ended December 31, 1999
------------------------------------------------------------------------------


        (a)                                  (b)                            Number of     (c) Purchase         (d)
 Identity of Party                   Description of Asset                   Transactions     Price        Selling Price

Merrill Lynch*         Merrill Lynch Retirement Preservation Trust                 427      $ 1,224,299                -
                       Merrill Lynch Retirement Preservation Trust                 407                -         $694,449
                       Merrill Lynch Growth Fund                                   334          900,163                -
                       Merrill Lynch Growth Fund                                   162                -          549,676
                       Merrill Lynch Capital Fund                                  157          874,315                -
                       Merrill Lynch Capital Fund                                  299                -          601,302
                       Merrill Lynch Basic Value Fund                              141        1,529,336                -
                       Merrill Lynch Basic Value Fund                              244                -          829,484

RCN Corporation*       Shares of RCN Common Stock                                  427        7,235,863                -
                       Shares of RCN Common Stock                                  407                -        5,268,126



        (a)                                  (b)                           (e)          (f) Current         (g) Net
 Identity of Party                   Description of Asset                  Cost            Value          Gain (Loss)

Merrill Lynch*         Merrill Lynch Retirement Preservation Trust       $ 1,224,299      $ 1,224,299                 -
                       Merrill Lynch Retirement Preservation Trust           694,449                -                 -
                       Merrill Lynch Growth Fund                             900,163          900,163                 -
                       Merrill Lynch Growth Fund                             674,630                -        $ (124,954)
                       Merrill Lynch Capital Fund                            874,315          874,315                 -
                       Merrill Lynch Capital Fund                            573,609                -            27,693
                       Merrill Lynch Basic Value Fund                      1,529,336        1,529,336                 -
                       Merrill Lynch Basic Value Fund                        759,742                -            69,742

RCN Corporation*       Shares of RCN Common Stock                          7,235,863        7,235,863                 -
                       Shares of RCN Common Stock                          2,198,248                -         3,069,878


                                  SIGNATURES

     Pursuant to the requirements of The Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RCN SAVINGS & STOCK
OWNERSHIP PLAN

DATE: June 28, 2000             By: /s/ Jonathan R. Parkes
                                    --------------------------
                                    Human Resources
                                    Financial Manager